SADDLE RANCH MEDIA, INC.

February 2, 2023

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Saddle Ranch Media, Inc.

Withdraw Prior Request for Acceleration for Statement on Form 1-A

File No. 024-12093

Dear Sir or Madam:

Saddle Ranch Media, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Request for Acceleration of the qualification date and time of Parts I, II and III of the above-referenced offering statement, as amended, (the “Offering”) on Form 1-A (File No. 024-12093).

The Company is seeking withdrawal of the prior Request for Acceleration filed yesterday, because it plans to file a new Request for Acceleration after filing another amendment showing the Company’s Executive Compensation for 2022.

The Company confirms that no securities have been sold pursuant to the Offering.

We request that we be notified of such effectiveness by a telephone call to our counsel, Matheau J. W. Stout. If you have any questions with respect to this matter, please contact Mr. Stout at (410) 429-7076.

Sincerely,

/s/ Max Li

Max Li

Chief Executive Officer